UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

NIO Launches the All-New EC6, a Smart Electric Coupe SUV, in China

Shanghai, September 15, 2023 – NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today launched its All-New EC6, a smart electric coupe SUV, with pricing starting from RMB358,000 (with a 75 kWh battery pack) or RMB416,000 (with a 100 kWh battery pack). With subscription of Battery as a Service (BaaS), the price starts at RMB288,000. The All-New EC6 are now available for test drive, with deliveries commencing immediately.

The All-New EC6, born on the NT2.0 platform, comes with all-round upgrades including innovative family design language, top-tier performance and leading intelligence to deliver beyond-expectation mobility experience to families and individuals seeking inspirations in their lives.

Measuring 4,849 mm in length, 1,995 mm in width, and 1,697 mm in height with a wheelbase of 2,915 mm, the All-New EC6 comes with the iconic coupe fastback, expressive silhouette, smooth and stretched curves on the top generated by polished inclination of a pillar and reduced body height. It brings expressive trend-setters even more joyful mobility experience on their journey of life explorations.

Based on the family language of "Design for AD", the All-New EC6 takes a step further to adopt the innovative split-type Double Dash daytime running lights for the first time. The split design adds to the tension on the front surfaces, generating strong momentum. The innovation in the production process has eradicated the black edges that used to be on top of the lights, setting a new trend for design. The All-New EC6 has a dual-mode active spoiler that adjusts to improve aerodynamics. This spoiler can automatically or manually shift to positions for better speed or reduced drag.

With optimized space layout, the All-New EC6 also provides outstanding interior space. There are 22 storage compartments in addition to 7 hooks that can hold up to 30 kilograms of items. The rear trunk alone offers 594L of space, complemented by an 89L multi-layer hidden storage compartment. The total volume can be enlarged to 1,402L once the second-row seats are folded down.

Excellent performance has always been part of NIO's DNA, and the All-New EC6 is no exception. It comes standard with a dual motor four-wheel drive system, equipped with a front 150 kW induction motor and a rear 210 kW permanent magnet motor totaling the power of 360 kW and torque of 700 N·m. It accelerates from 0 to 100 kph in just 4.4 seconds with half the load. As a standard configuration, NIO's in-house developed high-performance aluminum alloy 4-piston fixed calipers on the front wheel paired with 355 mm brake discs realize a braking distance of 34.5 meters from 100 to 0 kph (with the 21-inch rim).

The All-New EC6’s aluminum alloy and high-strength steel hybrid vehicle body balances performance and weight. The integrated die-cast aluminum alloy rear floor assembly and C and D pillars not only protects the safety for both the battery and occupants, but also significantly reduces part count and weight. The nearly 50:50 front-and-rear weight distribution and an ultralow center of gravity of 580 mm enhance neutral steering for better handling in sharp turns and a higher top speed. The handling is elevated comprehensively by the front and rear five-link suspension, the in-house developed Intelligent Chassis Domain Controller (ICC) and Continuous Damping Control (CDC). Customized adjustments enable different 0 to 100 kph acceleration time and 9 driving modes. In addition, the Intelligent Smooth Stop (ISS) comes standard on the car, automatically adjusting the brake force at the end to greatly alleviate the nosedive and improve the driving comfort in congested urban areas.

The ever-evolving Banyan Digital System connects NIO products, services, and communities, bringing a unique experience of intelligent driving. The new "Find My Car" feature captures the surrounding environment with surround view cameras and the transparent chassis and encrypts the images, helping users locate the vehicle on NIO app. There are images of the environment around the car on NIO app, with which users can check the car's location. NOMI improves interaction efficiency with the added features of "Listening" and "center display control via voice commands".

For intelligent driving, the All-New EC6 comes standard with NIO Aquila Super Sensing equipped with 33 high-performance sensors including LiDAR, and NIO ADAM Super Computing featuring four NVIDIA Drive Orin X with a total computing power of up to 1,016 TOPS. It is also equipped with 24 active safety and driver-assist features powered by Aquila Super Sensing and ADAM Super Computing. The standard intelligent Adaptive Driving Beam (ADB) allows matrix high-beam control. With Aquila Super Sensing, the LiDAR and front cameras automatically detect road conditions, providing input to the lighting system for precise beam distribution without disrupting other vehicles heading the same or opposite direction, to ensure driving safety at night.

With powerful computing and advanced video encoding and decoding capabilities, N-Box, the optional enhanced infotainment console, serves as the "entertainment brain" of PanoCinema, the digital cockpit, and the "second infotainment system." With various ways of inputs and outputs, it can support film watching by multiple passengers on an AR mega screen. Paired with NIO Air AR glasses, it offers an experience equivalent to a 201-inch screen with a view distance of six meters. The 7.1.4 Surround Sound System envelops occupants in its rich and pristine sound. Game consoles, laptops, and tablets can be connected to the system in a plug-and-play manner.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES7, ES6, EC7, EC6, ET7, ET5, and ET5 Touring; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the U.S. Securities and Exchange Commission and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Wei Feng
Name	:	Wei Feng
Title	:	Chief Financial Officer

Date: September 15, 2023